
**OPERATING AGREEMENT**
**MEMBER MANAGED**


**DATE: 11/9/20**

**PARTIES:** Benjamin Brogadir, Nathaniel Brogadir


**RECITAL:**


The parties to this agreement (the "Members") are entering into this agreement for the purpose of forming a limited liability company under the Limited Liability Company Act of the state of Delaware (the "Act").


**AGREEMENTS:**


**1.    FORMATION**

**1.1    Name.** The name of this limited liability company (the "Company") is TTM, LLC.

**1.2    Articles of Organization.** Articles of organization for the Company were filed with the Secretary of State for the state of Delaware on 10/19/20

**1.3    Duration.** The Company will exist until dissolved as provided in this agreement.

**1.4    Principal Office.** The Company's principal office will initially be at 26 Bulkley Avenue North Westport CT 06880,  but it may be relocated by the Members at any time.

**1.5    Designated Office and Agent for Service of Process.** The Company's initial designated office will be at 26 Bulkley Avenue North Westport, CT 06680, and the name of its initial agent for service of process at that address will be Nathaniel Brogadir. The Company's designated office and its agent for service of process may only be changed by filing notice of the change with the Secretary of State of the state in which the articles of organization of the Company were filed.

**1.6    Purposes and Powers.** The Company is formed for the purpose of engaging in the business of a learning marketplace.  The Company has the power to do all things necessary, incident, or in furtherance of that business.

**1.7    Title to Assets.** Title to all assets of the Company will be held in the name of the Company.  No Member has any right to the assets of the Company or any ownership interest in those assets except indirectly as a result of the Member's ownership of an interest in the

Company. No Member has any right to partition any assets of the Company or any right to receive any specific assets upon liquidation of the Company or upon any other distribution from the Company.

## 2. MEMBERS AND INTERESTS

**2.1 Initial Members.** The names of the Members of the Company and their initial Ownership Interests are Nathaniel Brogadir and Benjamin Brogadir (each equal % owners).

**2.2 Additional Members.** Except as otherwise provided in the section of this agreement relating to substitution, additional Members of the Company may be admitted only with the consent of all Members.

**2.3 Dilution.** The company may raise outside capital from time to time, all Initial Members agree to equal dilution.

## 3. ALLOCATION OF PROFITS AND LOSSES

**3.1 Determination.** The net profit or net loss of the Company for each fiscal year will be determined according to the accounting principles employed in the preparation of the Company's federal income tax information return for that fiscal year. In computing net profit or net loss for purposes of allocation among the Members, no special provision will be made for tax-exempt or partially tax-exempt income of the Company, and all items of the Company's income, gain, loss, or deduction required to be separately stated under IRC §703(a)(1) will be included in the net profit or net loss of the Company.

**3.2 Allocation of Net Profits and Net Losses.** The net profit or net loss of the Company for a fiscal year will be allocated among the Members in proportion to their Ownership Interests.

**3.3 Allocations Solely for Tax Purposes.** In accordance with IRC §704(c) and the corresponding regulations, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company will be allocated among the Members, solely for income tax purposes, so as to take into account any variation between the adjusted basis of such property for federal income tax purposes in the hands of the Company and the agreed value of such property as set forth in this agreement, or in any document entered into at the time an additional contribution is made to the Company. Any elections or other decisions relating to the allocations to be made under this section will be made by action of the Members. The allocations to be made under this section are solely for purposes of federal, state, and local income taxes and will not affect, or in any way be taken into account in computing, any Member's capital account, allocable share of the net profits and net losses of the Company, or right to distributions.

**3.4    Prorates.** If a Member has not been a Member during a full fiscal year of the Company, or if a Member's Ownership Interest in the Company changes during a fiscal year, the net profit or net loss for the year will be allocated to the Member based only on the period of time during which the Member was a Member or held a particular Ownership Interest. In determining a Member's share of the net profit or net loss for a fiscal year, the Members may allocate the net profit or net loss ratably on a daily basis using the Company's usual method of accounting. Alternatively, the Members may separate the Company's fiscal year into two or more segments and allocate the net profits or net losses for each segment among the persons who were Members, or who held particular Ownership Interests, during each segment based upon their Ownership Interests during that segment.

## 4.    DISTRIBUTIONS

**4.1    Distributions to Pay Taxes.** To enable the Members to pay taxes on income of the Company that is taxable to the Members, the Company must make cash distributions to the Members. During each fiscal year the Company must distribute an amount equal to the product of (a) the highest aggregate rate of federal, state, and local income and self-employment tax imposed on the Company's income for that fiscal year (taking into account the deductibility of state and local income taxes for federal income tax purposes) allocated to any Member who was a Member for the full fiscal year times (b) the amount of the taxable income of the Company allocated to all Members for that fiscal year. Distributions must be paid at least quarterly during each fiscal year at times that coincide with the Members' payment of estimated taxes, and the amount of each distribution will be based upon the anticipated taxable income of the Company for the fiscal year of the distribution and the anticipated tax rates of Members, as determined at the time the distribution is made. The Company's obligation to make distributions under this section is subject to the restrictions governing distributions under the Act.

**4.2    Additional Distributions.** Subject to the restrictions governing distributions under the Act, additional distributions of cash or property may be made from time to time by the Company to the Members, at such times and in such amounts as the Members determine.

**4.3    Allocation of Distributions.** All distributions to pay taxes and additional distributions must be made to Members in proportion to their Ownership Interests.

## 5.    ADMINISTRATION OF COMPANY BUSINESS

**5.1    Management.** All Members have the right to participate in the management and conduct of the Company's business. Subject to the limitations imposed by this agreement or by action of the Members, each Member is an agent of the Company and has authority to bind the Company in the ordinary course of the Company's business.

**5.2    Actions by Members.** Except as otherwise provided in this agreement, all decisions requiring action of the Members or relating to the business or affairs of the Company will be decided by the affirmative vote or consent of Members holding a majority of the

Ownership Interests. Members may act with or without a meeting, and any Member may participate in any meeting by written proxy or by any means of communication reasonable under the circumstances.

**5.3    Approval of Other Members Required.** In addition to the other actions requiring unanimous Member approval under the terms of this agreement, no Member has authority to do any of the following without the prior written consent of all other Members:

**5.3.1**    To sell, lease, exchange, mortgage, pledge, or otherwise transfer or dispose of all or substantially all of the property or assets of the Company;

**5.3.2**    To merge the Company with any other entity;

**5.4    Devotion of Time; Outside Activities.** Each of the Members must devote so much time and attention to the business of the Company as the Members agree is appropriate. Members may engage in business and investment activities outside the Company, and neither the Company nor the other Members have any rights to the property, profits, or benefits of such activities. But no Member may, without the consent of all other Members, enter into any business or investment activity that is competitive with the business of the Company, or use any property or assets of the Company other than for the operation of the Company's business. For this purpose, the property and assets of the Company include, without limitation, information developed for the Company, opportunities offered to the Company, and other information or opportunities entrusted to a Member as a result of being a Member of the Company.

**5.5    Compensation and Reimbursement.** Members who render services to the Company are entitled to such compensation as may be agreed upon by the Members from time to time. Any compensation paid to a Member for services rendered will be treated as an expense of the Company and a guaranteed payment within the meaning of IRC §707(c), and the amount of the compensation will not be charged against the share of profits of the Company that would otherwise be allocated to the Member. Members are also entitled to reimbursement from the Company for reasonable expenses incurred on behalf of the Company, including expenses incurred in the formation, dissolution, and liquidation of the Company.

**5.6    Self Interest.** A Member does not violate any duty or obligation to the Company merely as a result of engaging in conduct that furthers the interest of the Member. A Member may lend money or transact other business with the Company, and, in this case, the rights and obligations of the Member will be the same as those of a person who is not a Member, so long as the loan or other transaction has been approved or ratified by the Members. Unless otherwise provided by applicable law, a Member with a financial interest in the outcome of a particular action is nevertheless entitled to vote on such action.

**6.    ACCOUNTING AND RECORDS**

**6.1    Books of Account.**  The Members must keep such books and records relating to the operation of the Company as are appropriate and adequate for the Company's business and for the carrying out of this agreement.  At a minimum, the following must be maintained at the principal office of the Company: (a) financial statements for the three most recent fiscal years; (b) federal, state, and local income tax returns for the three most recent fiscal years; (c) a register showing the current names and addresses of the Members; (d) a copy of the Company's articles of organization and any amendments thereto; (e) this agreement and any amendments thereto; (f) minutes of any meetings of Members; and (g) consents to action by Members.  Each Member will have access to all such books and records at all times.

**6.2    Fiscal Year.**  The fiscal year of the Company will be the calendar year.

**6.3    Accounting Reports.**  Within 90 days after the close of each fiscal year, Company must deliver to each Member an unaudited report of the activities of the Company for the preceding fiscal year, including a copy of a balance sheet of the Company as of the end of the year and a profit and loss statement for the year.

**6.4    Tax Returns.**  The Company must prepare and file on a timely basis all required federal, state, and local income tax and other tax returns.  Within 90 days after the end of each fiscal year, the Company must deliver to each Member a Schedule K-1, showing the amounts of any distributions, contributions, income, gain, loss, deductions, or credits allocated to the Member during the fiscal year.

**6.5    Tax Matters Partner.**  Anytime the Company has more than 10 Members, any Member is an entity other than an estate or a C corporation, or any Member is a nonresident alien individual, the Members must designate one of the Members as the tax matters partner of the Company in accordance with IRC §6231(a)(7) and keep such designation in effect at all times.

## 7.    DISSOCIATION AND DISSOLUTION

**7.1    Withdrawal.**  A Member may withdraw from the Company only after giving notice of withdrawal to the other Members at least 60 days prior to the effective date of the withdrawal.

**7.2    Expulsion.**  A Member may be expelled from the Company by an affirmative vote of the Members holding a majority of the Ownership Interests held by Members other than the expelled Member if the expelled Member has been guilty of wrongful conduct that adversely and materially affects the business or affairs of the Company, or the expelled Member has willfully or persistently committed a material breach of the articles of organization of the Company or this agreement or has otherwise breached a duty owed to the Company or to the other Members to the extent that it is not reasonably practicable to carry on the business or affairs of the Company with that Member.  The right to expel a Member under the provisions of this section does not limit or adversely affect any right or power of the Company or the other Members to recover any damages from the expelled Member or to pursue other remedies permitted under applicable law or in equity. In addition to any other remedies, the Company or the other Members may offset any such damages against any amounts otherwise distributable or payable to the expelled Member.

**7.3     Events of Dissolution.** Except as otherwise provided in this agreement, the Company will dissolve upon the earliest of: (a) the death, incompetence, withdrawal, expulsion, bankruptcy, or dissolution of any Member; (b) approval of a dissolution of the Company by unanimous consent of the Members; or (c) at such time as the Company has no members.

**7.4     Effect of Member's Dissociation.** Within 120 days following the death, incompetence, withdrawal, expulsion, bankruptcy, or dissolution of a Member, the other Members (whether one or more) may elect to continue the Company by themselves or with others, and to cause the Company to purchase the interest of the dissociating Member pursuant to the provisions of the sections of this agreement relating to purchase price and payment for member's interest. Making the election is in the sole discretion of the other Members and requires the consent of other Members holding a majority of the Ownership Interests held by the other Members. Notice of the election must be given in writing to the dissociating Member or the dissociating Member's successor in interest promptly after the election is made. If the other Members do not so elect, the Company will be dissolved.

**7.5     Purchase Price.** If the other Members elect to cause the Company to purchase the interest of a dissociating Member under the section of this agreement relating to effect of member's dissociation, the purchase price of the dissociating Member's interest in the Company will be determined by agreement between the other Members (acting by vote) and the dissociating Member. If an agreement on the purchase price is not reached within 30 days following the election to purchase the interest of the dissociating Member, the interest must be valued by a third party appraiser selected by the other Members who is reasonably acceptable to the dissociating Member, and the purchase price will be the value determined in that appraisal. In appraising the interest to be purchased, the appraiser must determine the fair market value of the interest as of the date of the event of dissociation. In determining the value, the appraiser must consider the greater of the liquidation value of the Company or the value of the Company based upon a sale of the Company as a going concern. The appraiser must also consider appropriate minority interest, lack of marketability, and other discounts. If the appraisal is not completed within 120 days following the election to purchase the interest of the dissociating Member, either the other Members or the dissociating Member may apply to a court of competent jurisdiction for the appointment of another appraiser, in which case the court-appointed appraiser must appraise the interest of the dissociating Member in accordance with the standards set forth in this section, and the purchase price will be the value determined in that appraisal.

**7.6     Payment for Member's Interest.** The purchase price for the interest of a Member purchased under the section of this agreement relating to effect of member's dissociation will be paid as follows:

**7.6.1** The purchase price will bear interest from the date of the election of the other Members to purchase the dissociating Member's interest at the prime rate of interest in effect on the date of the election as quoted in The Wall Street Journal or, if that publication is not available, another reputable national publication selected by the other Members that is reasonably acceptable to the dissociating Member.

**7.6.2** The purchase price will be payable in accordance with the terms of a promissory note of the Company providing for the payment of the principal amount in 60 equal monthly installments, including interest on the unpaid balance, with the first installment to be due one month after the date of closing and an additional installment to be due on the same day of each month thereafter until the promissory note is paid in full. The promissory note will bear interest from the date of the closing at the rate specified above. The promissory note must provide that if any installment is not paid when due, the holder may declare the entire remaining balance, together with all accrued interest, immediately due and payable. Partial or complete prepayment of the remaining balance due under the promissory note will be permitted at any time without penalty, provided that any partial prepayment will not affect the amount or regularity of payments coming due thereafter.

**7.6.3** The purchase must be closed within 30 days following the determination of the purchase price. At the closing, the dissociating Member must sign and deliver to the Company a written assignment transferring the entire interest of the dissociating Member in the Company to the Company free and clear of all encumbrances. Such assignment must contain warranties of title and good right to transfer. At the closing, the Company must pay the accrued interest on the purchase price then due to the dissociating Member, and the Company must also deliver its promissory note to the dissociating Member. Each of the other Members must sign and deliver to the dissociating Member a security agreement granting a security interest to the dissociating Member in that percentage of the interest of each of the other Members in the Company equal to the Ownership Interest of the dissociating Member being purchased by the Company. The security agreement must be in a form reasonably acceptable to the attorney for the dissociating Member and will secure payment of the promissory note by the Company. The security agreement must provide that if there is a default in the payment of the promissory note by the Company and the security interest is foreclosed or the interest in the Company is retained by the secured party in satisfaction of the indebtedness, the interest may be transferred without the necessity of tendering the interest to the Company under the section of this agreement relating to tender of interest and the person acquiring the interest in the Company will be admitted as a member of the Company without further consent of the Members being required.

> *As an example of the operation of this provision, if the Ownership Interest of a dissociating Member was 25% and there are three other Members, each with an Ownership Interest of 33-1/3% after the purchase of the dissociating Member's Ownership Interest by the Company, each of the*

*other Members would be required to grant the dissociating Member a security interest in an Ownership Interest of 8-1/3%.*

**7.7     Effect of Purchase of Member's Interest.**  A dissociating Member will cease to be a Member upon the election of the other Members to cause the Company to purchase the dissociating Member's interest pursuant to the section of this agreement relating to effect of member's dissociation.  Thereafter, the dissociating Member will have no rights as a Member in the Company, except the right to have the dissociating Member's interest purchased in accordance with the terms of this agreement.

**7.8     Successor in Interest.**  For purposes of this section relating to dissociation and dissolution, the term "dissociating Member" includes the dissociating Member's successor in interest.

## 8.     WINDING UP AND LIQUIDATION

**8.1     Liquidation Upon Dissolution.**  Upon the dissolution of the Company, the Members must wind up the affairs of the Company unless the dissolution results from the dissociation of a Member and the other Members elect to continue the Company under the provisions of this agreement relating to effect of member's dissociation.  If the affairs of the Company are wound up, a full account must be taken of the assets and liabilities of the Company, and the assets of the Company must be promptly liquidated.  Following liquidation of the assets of the Company, the proceeds must be applied and distributed in the following order of priority:

> **8.1.1**   To creditors of the Company in satisfaction of liabilities and obligations of the Company, including, to the extent permitted by law, liabilities and obligations owed to Members as creditors (except liabilities for unpaid distributions);

> **8.1.2**   To any reserves set up for contingent or unliquidated liabilities or obligations of the Company deemed reasonably necessary by the Members, which reserves may be paid over to an escrow agent by the Members to be held by such escrow agent for disbursement in satisfaction of the liabilities and obligations of the Company, with any excess being distributed to the Members as provided below; and

> **8.1.3**   To Members in proportion to the positive balances of their capital accounts, after taking into account all adjustments made to capital accounts for the fiscal year during which the distributions to Members are made.

**8.2     Distribution of Property in Kind.**  With approval of the Members, property of the Company may be distributed in kind in the process of winding up and liquidation.  Any property distributed in kind will be valued and treated for the Company's accounting purposes, in accordance with Treasury Regulations §1.704-1(b)(2)(iv)(e)(1), as though the property distributed had been sold at fair market value on the date of distribution.  If property is distributed in kind, the difference between the fair market value of the property and its adjusted tax basis will, solely for the Company's accounting purposes and to adjust the Members' capital accounts, be treated as a gain or loss on the sale of the property and will be credited or charged to the Members' capital accounts in the manner specified in the section of this agreement relating to capital accounts.

**8.3     Negative Capital Accounts.**  If any Member has a negative balance in the Member's capital account upon liquidation of the Company, the Member will have no obligation to make any contribution to the capital of the Company to make up the deficit, and the deficit will not be considered a debt owed to the Company or any other person for any purpose.

## 9.     TRANSFER OF MEMBERS' INTERESTS

**9.1     General Restrictions.**  No Member may transfer all or any part of such Member's interest as a member of the Company except as permitted in this agreement.  Any purported transfer of an interest or a part of an interest in violation of the terms of this agreement will be null and void and of no effect.  For purposes of this section a "transfer" includes a sale, exchange, pledge, or other disposition, voluntarily or by operation of law.

**9.2     Permitted Transfers.**  A Member may transfer all or a part of the Member's interest in the Company with the prior written consent of all other Members.  If the other Members do not consent to a particular transfer, the Member may transfer all or a part of the Member's interest if such interest or part has been tendered for sale to the Company in accordance with the section of this agreement relating to tender of interest, the tender has not been accepted within the time limit set forth in that section, the transfer is made to the transferee named in the notice of tender within 180 days after the notice of tender is effective, and the transfer is at a price and upon terms no more favorable to the transferee than those set forth in the notice of tender.

**9.3     Tender of Interest.**  If a Member wishes to transfer all or part of the Member's interest in the Company and the other Members do not consent, the interest or the part to be transferred must be tendered to the Company by giving written notice of such tender to the Company.  Such notice must contain the name and address of the proposed transferee, the price to be paid by the proposed transferee for the interest, if any, and the terms of the proposed transfer.  If a Member's interest is transferred by operation of law, the successor in interest to the transferring Member may give the required notice of tender to the Company at any time following the transfer, and such successor in interest will be deemed to have given the notice of tender at the time any other Member gives notice to the successor in interest and to all other Members of the failure to give the notice of tender.  Within 30 days after a notice of tender is given, the other Members may accept the tender on behalf of the Company and have the Company purchase the interest tendered for the lesser of the price set forth in the notice of tender (if the proposed transfer is to be by sale) or the price applicable to the purchase of a Member's interest pursuant to the section of this agreement relating to the effect of member's dissociation. The tender must be accepted on behalf of the Company by giving notice of acceptance to the transferring Member or the transferring Member's successor in interest. The purchase may, at the option of the other Members, be on the terms set forth in the notice of tender, if any, or the terms set forth in the section of this agreement relating to payment for member's interest. For purposes of those provisions, the date of the acceptance of tender will be deemed to be the date on which the other Members elected to purchase the interest of a dissociating Member.

**9.4     Effect of Tender.** The Member tendering the interest will cease to be a Member with respect to the tendered interest upon an acceptance of the tender by the Company. Thereafter, the Member tendering the interest will have no rights as a Member in the Company, except the right to have the tendered interest purchased in accordance with the terms of this agreement.

**9.5     Substitution.** If the interest of a Member is transferred, the transferee of the interest may be admitted as a Member of the Company if the transferee executes and delivers to the Company a written agreement to be bound by all of the terms and provisions of this agreement. But the transferee is entitled to be admitted as a Member only if all of the other Members consent to the admission of the transferee as a Member, and this consent may be withheld reasonably or unreasonably. If a Member who is the only member of the Company transfers the Member's entire interest, the transferee will be admitted as a Member of the Company effective upon the transfer without the requirement of an agreement to be bound by this agreement or consent. If the transferee is not admitted as a Member, the transferee will have the right only to receive, to the extent assigned, the distributions from the Company to which the transferor would be entitled. Such transferee will not have the right to exercise the rights of a Member, including, without limitation, the right to vote or inspect or obtain records of the Company.

## 10.     INDEMNIFICATION AND LIABILITY LIMITATION

**10.1     Indemnification.** Except as otherwise provided in this section, the Company must indemnify each of the Members to the fullest extent permissible under the law of the state in which the articles of organization of the Company have been filed, as the same exists or may hereafter be amended, against all liability, loss, and costs (including, without limitation, attorneys' fees) incurred or suffered by the Member by reason of or arising from the fact that the Member is or was a member of the Company, or is or was serving at the request of the Company as a manager, member, director, officer, partner, trustee, employee, or agent of another foreign or domestic limited liability company, corporation, partnership, joint venture, trust, benefit plan, or other enterprise. The Company may, by action of the Members, provide indemnification to employees and agents of the Company who are not Members. The indemnification provided in this section is not exclusive of any other rights to which any person may be entitled under any statute, agreement, resolution of Members, contract, or otherwise. But despite any other provision of this agreement, the Company has no obligation to indemnify a Member for:

**10.1.1** Any breach of the Member's duty of loyalty to the Company;

**10.1.2** Acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

**10.1.3** Any unlawful distribution under the Act; or

**10.1.4** Any transaction in which the Member derives improper personal benefit.

**10.2    Limitation of Liability.** No Member of the Company is liable to the Company or to the other Members for monetary damages resulting from the Member's conduct as a Member except to the extent that the Act, as it now exists or may be amended in the future, prohibits the elimination or limitation of liability of members of limited liability companies. No repeal or amendment of this section or of the Act will adversely affect any right or protection of a Member for actions or omissions prior to the repeal or amendment.

## 11.    MISCELLANEOUS PROVISIONS

**11.1    Amendment.** The Members may amend or repeal all or part of this agreement by unanimous written agreement. This agreement may not be amended or repealed by oral agreement of the Members.

**11.2    Binding Effect.** The provisions of this agreement will be binding upon and will inure to the benefit of the heirs, personal representatives, successors, and assigns of the Members. But this section may not be construed as a modification of any restriction on transfer set forth in this agreement.

**11.3    Notice.** Except as otherwise provided in other sections of this agreement, any notice or other communication required or permitted to be given under this agreement must be in writing and must be mailed by certified mail, return receipt requested, with postage prepaid. Notices addressed to a Member must be addressed to the Member's address listed in the section of this agreement relating to initial members, or if there is no such address listed for a Member, the address of the Member shown on the records of the Company. Notices addressed to the Company must be addressed to its principal office. The address of a Member or the Company to which notices or other communications are to be mailed may be changed from time to time by the Member's or the Company's giving written notice to the other Members and the Company. All notices and other communications will be deemed to be given at the expiration of three days after the date of mailing.

**11.4    Litigation Expense.** If any legal proceeding is commenced for the purpose of interpreting or enforcing any provision of this agreement, including any proceeding in the United States Bankruptcy Court, the prevailing party in such proceeding will be entitled to recover a reasonable attorney's fee in such proceeding, or any appeal thereof, to be set by the court without the necessity of hearing testimony or receiving evidence, in addition to the costs and disbursements allowed by law.

**11.5    Additional Documents.**  Each Member must execute such additional documents and take such actions as are reasonably requested by the other Members in order to complete or confirm the transactions contemplated by this agreement.

**11.6    Counterparts.**  This agreement may be executed in two or more counterparts, which together will constitute one agreement.

**11.7    Governing Law.**  This agreement will be governed by the law of the state in which the articles of organization of the Company have been filed.

**11.8    Severability.**  If any provision of this agreement is invalid or unenforceable, it will not affect the remaining provisions.

**11.9    Third-Party Beneficiaries.**  The provisions of this agreement are intended solely for the benefit of the Members and create no rights or obligations enforceable by any third party, including creditors of the Company, except as otherwise provided by applicable law.

**11.10  Authority.**  Each individual executing this agreement on behalf of a corporation or other entity warrants that he or she is authorized to do so and that this agreement constitutes a legally binding obligation of the corporation or other entity that the individual represents.


_Benjamin Brogadir_        *Benjamin Brogadir*
Benjamin Brogadir

_Nathaniel Brogadir_       *Nathaniel Brogadir*
Nathaniel Brogadir

February 22, 2021

Amendment to Ownership and Operating Agreement

The Teacher Marketplace LLC.

This contract memorializes the change in ownership structure and amends the Operating Agreement dated 11/9/20.

After the co-founders of the Teacher Marketplace LLC, Benjamin Brogadir and Nathaniel G. Brogadir, have reviewed the co-founders' past and future roles within the company, we, Benjamin Brogadir and Nathaniel G. Brogadir, have agreed to revise the current ownership structure as shown in the table below:

| Current Ownership (equal): | Revised Ownership (Nathaniel majority): |
|---|---|
| Benjamin Brogadir – 43% | Benjamin Brogadir – 19% |
| Nathaniel G. Brogadir – 43% | Nathaniel G Brogadir – 67% |

The proposed ownership change goes into effect immediately.

Name: Benjamin Brogadir

Title: Co-Founder, The Teacher Marketplace LLC

Signature: Benjamin Brogadir

Date: 2/22/21

Name: Nathaniel G. Brogadir

Title: Co-Founder, The Teacher Marketplace LLC

Signature: Nathaniel G. Brogadir

Date: 2/22/21